 Exhibit 99.1
OSISKO DEVELOPMENT CORP.

Consolidated Financial Statements
For the years ended
December 31, 2022 and 2021

Report of Independent Registered Public Accounting FirmTo the Shareholders and Board of Directors of Osisko Development Corp.Opinion on the Financial StatementsWe have audited the accompanying consolidated statements of financial position of Osisko DevelopmentCorp. and its subsidiaries (together, the Company) as of December 31, 2022 and 2021, and the relatedconsolidated statements of loss, comprehensive loss, changes in equity and cash flows for the years thenended, including the related notes (collectively referred to as the consolidated financial statements). In ouropinion, the consolidated financial statements present fairly, in all material respects, the financial positionof the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows forthe years then ended in conformity with International Financial Reporting Standards as issued by theInternational Accounting Standards Board.Basis for OpinionThese consolidated financial statements are the responsibility of the Company’s management. Ourresponsibility is to express an opinion on the Company’s consolidated financial statements based on ouraudits. We are a public accounting firm registered with the Public Company Accounting Oversight Board(United States) (PCAOB) and are required to be independent with respect to the Company in accordancewith the U.S. federal securities laws and the applicable rules and regulations of the Securities andExchange Commission and the PCAOB.We conducted our audits of these consolidated financial statements in accordance with the standards ofthe PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assuranceabout whether the consolidated financial statements are free of material misstatement, whether due toerror or fraud. The Company is not required to have, nor were we engaged to perform, an audit of itsinternal control over financial reporting. As part of our audits, we are required to obtain an understandingof internal control over financial reporting but not for the purpose of expressing an opinion on theeffectiveness of the Company’s internal control over financial reporting. Accordingly, we express nosuch opinion. PricewaterhouseCoopers LLP 1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1 T: +1 514 205 5000, F: +1 514 876 1502 “PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

Montréal, Canada
March 24, 2023

Our audits included performing procedures to assess the risks of material misstatement of theconsolidated financial statements, whether due to error or fraud, and performing procedures that respondto those risks. Such procedures included examining, on a test basis, evidence regarding the amounts anddisclosures in the consolidated financial statements. Our audits also included evaluating the accountingprinciples used and significant estimates made by management, as well as evaluating the overallpresentation of the consolidated financial statements. We believe that our audits provide a reasonablebasis for our opinion. /s/PricewaterhouseCoopers LLPMontréal, CanadaMarch 24, 2023We have served as the Company’s auditor since 2020.

Osisko Development Corp.
Consolidated Statements of Financial Position
As at December 31, 2022 and 2021
(Expressed in thousands of Canadian dollars)
	Notes	December 31, 2022	December 31, 2021
		$	$
Assets
Current assets
Cash	7	105,944	33,407
Amounts receivable	8	11,046	7,951
Inventories	9	17,641	18,596
Other current assets		6,621	1,471
		141,252	61,425
Non-current assets
Investments in associates	10	8,833	12,964
Other investments	10	33,819	49,516
Mining interests	6,11	580,479	475,621
Property, plant and equipment	6,12	111,696	83,712
Exploration and evaluation	6,13	55,126	3,635
Other assets	14	36,994	16,251
		968,199	703,124
Liabilities
Current liabilities
Accounts payable and accrued liabilities	15	31,106	25,117
Deferred premium on flow-through shares	19	—	914
Lease liabilities	17	1,208	8,104
Contract liability	18	941	3,822
Current Portion of long-term debt	16,33	4,663	1,610
Environmental rehabilitation provision	20	9,738	2,287
Deferred Consideration and contingent payments	6	3,386	—
		51,042	41,854
Non-current liabilities
Long term debt	16,33	12,256	2,154
Lease liabilities	17	962	1,762
Contract liability	18	54,252	20,998
Environmental rehabilitation provision	20	66,032	50,949
Warrant liability	21	16,395	—
Deferred Consideration and contingent payments	6	13,252	—
Deferred income taxes	6,23	23,574	1,205
		237,765	118,922
Equity
Share capital	21	1,032,786	714,373
Warrants	21	1,573	—
Contributed surplus		12,857	6,436
Accumulated other comprehensive income		7,166	6,764
Deficit		(323,948)	(143,371)
		730,434	584,202
		968,199	703,124
APPROVED ON BEHALF OF THE BOARD
(signed) Sean Roosen, Director (signed), Charles Page, Director
The notes are an integral part of these consolidated financial statements.

Osisko Development Corp.
Consolidated Statements of Loss
For the years ended December 31, 2022 and 2021
(Expressed in thousands of Canadian dollars, except per share amounts)
	Notes	2022	2021
		$	$
Revenues		64,046	7,661
Operating expenses
Cost of sales	24	(56,643)	(7,661)
Other operating cost	24	(64,355)	(12,919)
General and administrative	25	(36,837)	(21,655)
Exploration and evaluation, net of tax credits		(515)	(1,197)
Impairment of assets	11	(140,000)	(121,594)
Operating loss		(234,304)	(157,365)
Accretion expense		(5,761)	(749)
Share of loss of associates		(641)	(1,704)
Gain on change in fair value of warrant liability	21	25,008	—
Other income, net	26	24,944	13,545
Loss before income taxes		(190,754)	(146,273)
Income tax recovery (expense)	23	(1,706)	12,971
Net loss		(192,460)	(133,302)
Basic and diluted loss per share	27	(3.02)	(3.03)
Weighted average number of shares outstanding – basic and diluted		63,797,504	44,044,538
The notes are an integral part of these consolidated financial statements.

Osisko Development Corp.
Consolidated Statements of Comprehensive Loss
For the years ended December 31, 2022 and 2021
(Expressed in thousands of Canadian dollars)
	2022	2021
	$	$
Net loss	(192,460)	(133,302)
Other comprehensive income (loss), net of tax
Items that will not be reclassified to the consolidated statements of loss
Changes in fair value of financial assets at fair value through comprehensive income	(1,849)	(15,849)
Income tax effect	(38)	1,656
Share of other comprehensive loss of associates	(294)	—
Items that may be reclassified to the consolidated statements of loss
Currency translation adjustments	14,058	(1,537)
Other comprehensive income (loss), net of tax	11,877	(15,730)
Comprehensive loss	(180,583)	(149,032)
The notes are an integral part of these consolidated financial statements.

Osisko Development Corp.
Consolidated Statements of Cash Flows
For the years ended December 31, 2022 and 2021
(Expressed in thousands of Canadian dollars)
	Notes	2022	2021
		$	$
Operating activities
Net loss		(192,460)	(133,302)
Adjustments for:
Share-based compensation		7,437	4,070
Depreciation	24, 25	11,570	2,511
Accretion		5,761	749
Gain on disposal of investments	26	(11,854)	(54)
Share of loss of associates	10	641	1,704
Net gain on acquisition of investments		—	(222)
Change in fair value of financial assets and liabilities at fair value through profit and loss	10	480	701
Gain on change in fair value of warrant liability		(25,008)	—
Unrealized gain on dilution		—	(1,847)
Unrealized Foreign exchange loss		—	489
Deferred income tax expense (recovery)		1,706	(12,971)
Impairment of assets	11	140,000	121,594
Premium on flow-through shares	19	(914)	(6,971)
Cumulative catch-up adjustment on contract liability	18	(4,362)	—
Gain on re-evaluation of Sapuchi provisions		—	(5,658)
Proceeds from Contract liability	18	26,112	5,653
Other		646	1,726
Net cash flows used in operating activities before changes in non-cash working capital items		(40,245)	(21,828)
Changes in non-cash working capital items	29	(10,013)	(19,586)
Net cash flows used in operating activities		(50,258)	(41,414)
Investing activities
Mining interests		(47,955)	(138,631)
Property, plant and equipment	12	(29,409)	(47,535)
Exploration and evaluation expenses		(8,917)	(2,118)
Proceeds on disposals of investments	10	22,585	43,054
Acquisition of investments in associates		—	(2,200)
Acquisition of other investments		(212)	(9,094)
Acquisition of Tintic, net of cash acquired	6	(67,431)	—
Reclamation deposit		(13,371)	—
Other		(1,207)	(458)
Net cash flows used in investing activities		(145,917)	(156,982)

Osisko Development Corp.
Consolidated Statements of Cash Flows
For the years ended December 31, 2022 and 2021
(Expressed in thousands of Canadian dollars)
	Notes	2022	2021
		$	$
Financing activities
Private placements	21	255,492	39,760
Issuance of common shares		368	—
Share issue expense	21	(7,299)	(3,044)
Exercise of warrants		—	3
Capital payments on lease liabilities	17	(6,945)	(5,745)
Long-term debt	16	17,772	4,015
Repayment of long-term debt	16	(4,860)	(251)
Net cash flows provided from (used in) financing activities		254,528	34,738
Increase (decrease) in cash before impact of exchange rate		58,353	(163,658)
Effects of exchange rate changes on cash		14,184	(362)
Increase (decrease) in cash		72,537	(164,020)
Cash – Beginning of year		33,407	197,427
Cash – end of year		105,944	33,407

The notes are an integral part of these consolidated financial statements.

Osisko Development Corp.
Consolidated Statements of Changes in Equity
For the year ended December 31, 2022
(Expressed in thousands of Canadian dollars except number of shares)
	Notes	Number of common shares Outstanding(i)	Share capital	Warrants	Contributed surplus	Accumulated other comprehensive income (loss)	(Deficit)	Total
			($)	($)	($)	($)	($)	($)
Balance – January 1, 2022	21	44,400,854	714,373	—	6,436	6,764	(143,371)	584,202
Net loss		—	—	—	—	—	(192,460)	(192,460)
Other comprehensive loss, net		—	—	—	—	11,877	—	11,877
Comprehensive loss		—	—	—	—	11,877	(192,460)	(180,583)
Transfer of realized loss on financial assets at fair value through other comprehensive income, net of taxes		—	—	—	—	(11,475)	11,475	—
Private placements – Brokered	21	7,752,917	101,873	1,628	—	—	—	103,501
Private placements – Non-Brokered	21	11,363,933	112,150	—	—	—	—	112,150
Share-issue costs		—	(6,243)	(55)	—	—	—	(6,298)
Share options – Share-based compensation		—	—	—	3,426	—	—	3,426
Equity-settled compensation plan		—	—	—	2,995	—	408	3,403
Shares issued – employee share purchase plan		35,045	368	—	—	—	—	368
Shares issued on Acquisition of Tintic	6	12,049,449	109,657	—	—	—	—	109,657
Share issued from RSU/DSU Redemption		27,651	608	—	—	—	—	608
Balance – December 31, 2022		75,629,849	1,032,786	1,573	12,857	7,166	(323,948)	730,434

(i)
The common shares outstanding presented have been adjusted to reflect the effect of the 3:1 share consolidation that took place on May 4, 2022. Common share, warrants and per share amounts have been adjusted for the 3:1 share consolidation unless noted otherwise.

The notes are an integral part of these consolidated financial statements.

Osisko Development Corp.
Consolidated Statements of Changes in Equity
For the year ended December 31, 2021
(Expressed in thousands of Canadian dollars except number of shares)
	Notes	Number of common shares Outstanding	Share capital		Contributed surplus		Accumulated other comprehensive income (loss)		(Deficit)		Total
			$		$		$		$		$
Balance – January 1, 2021		39,649,958		687,072		69		15,018		(2,593)		699,566
Net loss		—		—		—		—		(133,302)		(133,302)
Other comprehensive loss, net		—		—		—		(15,730)		—		(15,730)
Comprehensive loss		—		—		—		(15,730)		(133,302)		(149,032)
Transfer of realized loss on financial assets at fair value through other comprehensive income, net of taxes		—		—		—		7,476		(7,476)		—
Private placements – Non-brokered	21	3,620,732		6,156		—		—		—		6,156
Private placements – Flow-through	21	1,130,081		25,257		—		—		—		25,257
Issue costs on financings		—		(2,580)		—		—		—		(2,580)
De-recognition of tax benefit on issue costs		—		(1,535)		—		—		—		(1,535)
Share options – Share-based compensation		—		—		2,884		—		—		2,884
Exercise of warrants		83		3		—		—		—		3
Restricted share units (including from Parent Company) Share-based compensation		—		—		2,053		—		—		2,053
Deferred share units to be settled in common shares – Share-based compensation		—		—		1,260		—		—		1,260
Income tax impact		—		—		170		—		—		170
Balance – December 31, 2021		44,400,854		714,373		6,436		6,764		(143,371)		584,202

(i)
The common shares outstanding presented have been adjusted to reflect the effect of the 3:1 share consolidation that took place on May 4, 2022. Common share, warrants and per share amounts have been adjusted for the 3:1 share consolidation unless noted otherwise.

The notes are an integral part of these consolidated financial statements.

Osisko Development Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)
1.
Nature of operations

Osisko Development Corp. (“Osisko Development” or the “Company”) is a mineral exploration and development company focused on the acquisition, exploration and development of precious metals resource properties in North America. The common shares of Osisko Development began trading under the symbol ODV on the TSX Venture Exchange (“TSX-V”) on December 2, 2020 and on the New York Stock Exchange (“NYSE”) on May 27, 2022. The Company’s registered and business address is 1100, avenue des Canadiens-de-Montréal, suite 300, Montreal, Québec. The common shares outstanding presented have been retroactively adjusted to reflect the effect of the 3:1 share consolidation that took place on May 4, 2022. Common share, warrants and per share amounts have been adjusted retroactively for the 3:1 share consolidation unless noted otherwise.
On December 31, 2022, the former parent Company, Osisko Gold Royalties (OGR) held an interest of 44.1% (compared to 75.1% as at December 31, 2021) in Osisko Development Corp. Effective September 30, 2022, following certain changes made to OGR’s investment agreement with Osisko Development, it was determined that OGR no longer controlled Osisko Development.
The principal subsidiaries of the Company and their geographic locations at December 31, 2022 were as follows:
Entity	Jurisdiction	% ownership
Barkerville Gold Mines Ltd. (“Barkerville”)	British Columbia	100%
Sapuchi Minera, S. de R.L. de C.V. (“Sapuchi”)	Mexico	100%
Tintic Consolidated Metals LLC (“Tintic”)	USA	100%
Osisko Development is focused on exploring and developing its mining assets, including the Cariboo Gold Project in British Columbia, the San Antonio gold project in Mexico and the Trixie test mine in the USA.
As at December 31, 2022, the Company’s working capital was $90.2 million, which included cash of $105.9 million. The Company incurred a loss of $192.4 million for the year ended on December 31, 2022. With the financings completed in March 2023 (note 35), management believes that the Company will have sufficient funds to meet its obligations and planned expenditures for the ensuing twelve months as they fall due. In assessing whether the going concern assumption is appropriate, management considers all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. In order to execute on its planned activities, the Company will be required to secure additional financing in the future, which may be completed in several ways including, but not limited to, a combination of selling additional investments from its portfolio, project debt finance, offtake or royalty financing and other capital market alternatives. Failure to secure future financings may impact and/or curtail the planned activities for the Company, which may include, but are not limited to, the suspension of certain development activities and the disposal of certain investments to generate liquidity.
2.
Basis of presentation

These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies, methods of computation and presentation applied in these consolidated financial statements are consistent with those of the previous financial year, unless otherwise noted.
The Board of Directors approved these consolidated financial statements on March 24, 2023.
3.
Significant Accounting Policies

The significant accounting policies applied in the preparation of the consolidated financial statements are described below.
a)
Basis of measurement

The consolidated financial statements are prepared under the historical cost convention, except for the revaluation of certain financial assets and financial liabilities at fair value (including derivative instruments), as described in Note 3(e) below.
b)
Business combinations

On the acquisition of a business, the acquisition method of accounting is used whereby the identifiable assets, liabilities and contingent liabilities (identifiable net assets) of the business are measured at fair value at the date of acquisition. Provisional fair values estimated at a reporting date are finalized as soon as the relevant information is available, which period shall not exceed twelve months from the acquisition date and are adjusted to reflect the transaction as of the acquisition date. Any excess of the consideration paid is treated as goodwill, and any bargain gain is immediately recognized in the statement of loss and comprehensive loss. If control is lost as a result of a transaction, the participation retained is recognized on the statement of financial position at

Osisko Development Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)
3.
Significant Accounting Policies (Continued)

fair value and the difference between the fair value recognized and the carrying value as at the date of the transaction is recognized in the statement of loss. Acquisition costs are expensed as incurred.
The Company recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets.
The results of businesses acquired during the year are consolidated into the consolidated financial statements from the date on which control commences (generally at the closing date when the acquirer legally transfers the consideration).
c)
Consolidation

The Company’s financial statements consolidate the accounts of Osisko Development and its subsidiaries. All intercompany transactions, balances and unrealized gains or losses from intercompany transactions are eliminated on consolidation. Subsidiaries are defined as all entities over which the Company has the ability to exercise control. The Company controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company and are de-consolidated from the date that control ceases. Accounting policies of subsidiaries are consistent with the policies adopted by the Company.
d)
Foreign currency translation

(i)
Functional and presentation currency

Items included in the financial statements of each consolidated entity and associate of the Company are measured using the currency of the primary economic environment in which the entity operates (the “Functional Currency”). The consolidated financial statements are presented in Canadian dollars, which is the functional currency of the parent Company and some of its subsidiaries.
Assets and liabilities of the subsidiaries that have a Functional Currency other than the Canadian dollar are translated into Canadian dollars at the exchange rate in effect on the consolidated statement of financial position date and revenues and expenses are translated at the average exchange rate over the reporting period. Gains and losses from these translations are recognized as currency translation adjustment in other comprehensive income or loss.
(ii)
Transactions and balances

Foreign currency transactions, including revenues and expenses, are translated into the Functional Currency at the rate of exchange prevailing on the date of each transaction or valuation when items are re-measured. Monetary assets and liabilities denominated in currencies other than the operation’s functional currencies are translated into the Functional Currency at exchange rates in effect at the statement of financial position date. Foreign exchange gains and losses resulting from the settlement of those transactions and from period-end translations are recognized in the consolidated statement of loss.
Non-monetary assets and liabilities are translated at historical rates, unless such assets and liabilities are carried at fair value, in which case, they are translated at the exchange rate in effect at the date of the fair value measurement. Changes in fair value attributable to currency fluctuations of non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in the consolidated statement of loss as part of the fair value gain or loss. Such changes in fair value of non-monetary financial assets, such as equities classified at fair value through other comprehensive income, are included in other comprehensive income or loss.
e)
Financial instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. A financial liability is derecognized when it is extinguished, discharged, cancelled or expires.
Financial assets and liabilities are offset, and the net amount is reported in the statement of financial position when there is an unconditional and legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.
All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like the Black-Scholes option pricing model or other valuation techniques.

Osisko Development Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)
3.
Significant Accounting Policies (Continued)

Measurement after initial recognition depends on the classification of the financial instrument. The Company has classified its financial instruments in the following categories depending on the purpose for which the instruments were acquired and their characteristics.
(i)
Financial assets

Debt instruments
Investments in debt instruments are subsequently measured at amortized cost when the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows and when the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
Investments in debt instruments are subsequently measured at fair value when they do not qualify for measurement at amortized cost. Financial instruments subsequently measured at fair value, including derivatives that are assets, are carried at fair value with changes in fair value recorded in net income or loss unless they are held within a business model whose objective is to hold assets in order to collect contractual cash flows or sell the assets and when the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, in which case unrealized gains and losses are initially recognized in other comprehensive income or loss for subsequent reclassification to net income or loss through amortization of premiums and discounts, impairment or de-recognition.
Equity instruments
Investments in equity instruments are subsequently measured at fair value with changes recorded in net income or loss. Equity instruments that are not held for trading can be irrevocably designated at fair value through other comprehensive income or loss on initial recognition without subsequent reclassification to net income or loss. Cumulative gains and losses are transferred from accumulated other comprehensive income (loss) to retained earnings (deficit) upon derecognition of the investment.
Dividend income on equity instruments measured at fair value through other comprehensive income or loss is recognized in the statement of loss on the ex-dividend date.
(ii)
Financial Liabilities

Financial liabilities are subsequently measured at amortized cost using the effective interest method, except for financial liabilities at fair value through profit or loss. Such liabilities, including derivatives that are liabilities, are subsequently measured at fair value.
The Company has classified its financial instruments as follows:
Category	Financial instrument
Financial assets at amortized cost	Bank balances Short-term debt securities Reclamation deposits Trade receivables Interest income receivable Amounts receivable from associates and other receivables
Financial assets at fair value through profit or loss	Investments and warrants or other investments
Financial assets at fair value through other comprehensive income or loss	Investments in shares and equity instruments, other than in warrants
Financial liabilities at amortized cost	Accounts payable and accrued liabilities Borrowings under loan facilities
Financial liabilities at fair value through profit or loss	Warrants liability

f)
Impairment of financial assets

At each reporting date, the Company assesses, on a forward-looking basis, the expected credit losses associated with its financial assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in the credit risk or if a simplified approach has been selected.
The Company has two principal types of financial assets subject to the expected credit loss model:

Osisko Development Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)
3.
Significant Accounting Policies (Continued)

•
Trade receivables; and

•
Amounts receivable

The Company applies the simplified approach permitted by IFRS 9 for trade receivables (including amounts receivable from associates and other receivables), which requires lifetime expected credit losses to be recognized from initial recognition of the receivables.
g)
Cash

Cash includes demand deposits held with banks and cash.
h)
Refundable tax credits for mining exploration expenses

The Company is entitled to refundable tax credits on qualified mining exploration and evaluation expenses incurred in the provinces of Québec and British-Columbia. The credits are accounted for against the exploration and evaluation expenses incurred.
i)
Inventories

Supplies inventory consists of mining supplies and consumables used in the operations and is valued at the lower of average cost and net realizable value. Provisions are recorded to reflect present intentions for the use of slow moving and obsolete parts and supplies inventory.
Inventories of stockpile, in-circuit and refined precious metals are measured and valued at the lower of average production cost and net realizable value. Net realizable value is the estimated selling price of the equivalent metals in the ordinary course of business based on the prevailing metal prices on the reporting date, less estimated costs to complete production and to bring the finished goods to sale. Production costs that are inventoried include the costs directly related to bringing the inventory to its current condition and location, such as materials, labour, other direct costs (including external services and depreciation, depletion and amortization) and production related overheads.
j)
Investments in associates

Associates are entities over which the Company has significant influence, but not control. The financial results of the Company’s investments in its associates are included in the Company’s results according to the equity method. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the Company’s share of profits or losses of associates after the date of acquisition. The Company’s share of profits or losses is recognized in the consolidated statement of loss and its share of other comprehensive income or loss of associates is included in other comprehensive loss.
Unrealized gains on transactions between the Company and an associate are eliminated to the extent of the Company’s interest in the associate. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Dilution gains and losses arising from changes in interests in investments in associates are recognized in the consolidated statement of loss.
The Company assesses at each reporting date whether there is any objective evidence that its investments in associates are impaired. If impaired, the carrying value of the Company’s share of the underlying assets of associates is written down to its estimated recoverable amount (being the higher of fair value less costs of disposal and value-in-use) and charged to the consolidated statement of loss.
k)
Property and equipment

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of an asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefit associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced.

Osisko Development Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)
3.
Significant Accounting Policies (Continued)

Depreciation is calculated to amortize the cost of the property and equipment less their residual values over their estimated useful lives using the straight-line method over the following periods by major categories:
Leasehold improvements	Lease term
Furniture and office equipment	2 – 7 years
Exploration equipment and facilities	2 – 20 years
Mining plant and equipment (development)	3 – 20 years
Right-of-use assets	Lesser of useful life and term lease
Residual values, method of depreciation and useful lives of the assets are reviewed annually and adjusted if appropriate.
Gains and losses on disposals of property and equipment are determined by comparing the proceeds with the carrying amount of the asset and are included as part of other gains or losses, net in the consolidated statement of loss.
l)
Mining interests

Development assets are interests in projects that are under development, in permitting or feasibility stage and that in management’s view, can be reasonably expected to generate steady-state revenue for the Company in the near future. Subsequent to completion of a positive economic analysis on a mineral property, capitalized exploration and evaluation assets are transferred into mining interests, or as an item of property and equipment, based on the nature of the underlying asset.
Mining interests are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of an asset, including the purchase price and all expenditures undertaken in the development, construction, installation and/or completion of mine production facilities. All expenditures related to the construction of mine declines and orebody access, including mine shafts and ventilation raises, are considered to be capital development and are capitalized. The development and commissioning phase ceases upon the commencement of commercial production.
Subsequent to the commencement of commercial production, further development expenditures incurred with respect to a mining interest are capitalized as part of the mining interest, when it is probable that additional future economic benefits associated with the expenditure will flow to the Company. Otherwise, such expenditures are classified as other operating costs. Mining interest assets are subject to periodic review for impairment when events or changes in circumstances indicate the project’s carrying value may not be recoverable.
Upon commencement of commercial production, mining interests are depleted over the life of the mine using the unit-of production method based on the economic life of the related deposit.
Determination of commencement of commercial production is a complex process and requires significant assumptions and estimates. The commencement of commercial production is defined as the date when the mine is capable of operating in the manner intended by management. The Company considers primarily the following factors, among others, when determining the commencement of commercial production:
•
All major capital expenditures to achieve a consistent level of production and desired capacity have been incurred;

•
A reasonable period of testing of the mine plant and equipment has been completed;

•
A predetermined percentage of design capacity of the mine and mill has been reached; and

•
Required production levels, grades and recoveries have been achieved.

m)
Exploration and evaluation expenditures

Exploration and evaluation assets are comprised of exploration and evaluation expenditures and acquisition costs for exploration and evaluation assets. Expenditures incurred on activities that precede exploration and evaluation, being all expenditures incurred prior to securing the legal rights to explore an area, are expensed immediately. Exploration and evaluation assets include rights in mining properties, paid or acquired through a business combination or an acquisition of assets, and costs related to the initial search for mineral deposits with economic potential or to obtain more information about existing mineral deposits. Mining rights are recorded at acquisition cost less accumulated impairment losses. Mining rights and options to acquire undivided interests in mining rights are depreciated only as these properties are put into commercial production.
Exploration and evaluation expenditures for each separate area of interest are capitalized and include costs associated with prospecting, sampling, trenching, drilling and other work involved in searching for ore like topographical, geological, geochemical

Osisko Development Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)
3.
Significant Accounting Policies (Continued)

and geophysical studies. They also reflect costs related to establishing the technical and commercial viability of extracting a mineral resource identified through exploration and evaluation or acquired through a business combination or asset acquisition.
Exploration and evaluation expenditures include the cost of:
(i)
establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities;

(ii)
determining the optimal methods of extraction and metallurgical and treatment processes;

(iii)
studies related to surveying, transportation and infrastructure requirements;

(iv)
permitting activities; and

(v)
economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, prefeasibility and final feasibility studies.

Exploration and evaluation expenditures include overhead expenses directly attributable to the related activities. Exploration and evaluation assets are subject to periodic review for impairment when events or changes in circumstances indicate the project’s carrying value may not be recoverable.
Cash flows attributable to capitalized exploration and evaluation costs are classified as investing activities in the consolidated statement of cash flows under the heading exploration and evaluation.
n)
Provision for environmental rehabilitation

Provision for environmental rehabilitation, restructuring costs and legal claims, where applicable, is recognized when:
(i)
The Company has a present legal or constructive obligation as a result of past events.

(ii)
It is probable that an outflow of resources will be required to settle the obligation.

(iii)
The amount can be reliably estimated.

The provision is measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period and is discounted to present value where the effect is material. The increase in the provision due to passage of time is recognized as finance costs. Changes in assumptions or estimates are reflected in the period in which they occur. Provision for environmental rehabilitation represents the legal and constructive obligations associated with the eventual closure of the Company’s property, plant and equipment. These obligations consist of costs associated with reclamation and monitoring of activities and the removal of tangible assets. The discount rate used is based on a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation, excluding the risks for which future cash flow estimates have already been adjusted.
Reclamation deposits
Reclamation deposits are term deposits held on behalf of the government of the province of British Columbia as collateral for possible rehabilitation activities on the Company’s mineral properties in connection with permits required for exploration activities. It also includes the same nature deposit for Utah operations. Reclamation deposits are released once the property is restored to satisfactory condition, or as released under the surety bond agreement. As they are restricted from general use, they are included under other assets on the consolidated statements of financial position.
o)
Current and deferred income tax

The tax expense for the period comprises current and deferred tax. Tax is recognized in the consolidated statements of loss, except to the extent that it relates to items recognized in other comprehensive income or loss or directly in equity. In this case, the tax is also recognized in other comprehensive income or loss or directly in equity, respectively.
Current income taxes
The current income tax charge is the expected tax payable on the taxable income for the year, using the tax laws enacted or substantively enacted at the statement of financial position date in the jurisdictions where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Osisko Development Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)
3.
Significant Accounting Policies (Continued)

Deferred income taxes
The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates (and laws) that apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.
Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.
Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.
Deferred income tax assets and liabilities are presented as non-current and are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.
p)
Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from the proceeds in equity in the period where the transaction occurs.
q)
Warrants

When warrants are classified as equity, incremental costs directly attributable to the issuance of warrants are recognized as a deduction from the proceeds in equity in the period where the transaction occurs.
r)
Leases

The Company is committed to long-term lease agreements, mainly for office space and mining equipment.
Leases are recognized as a right-of-use asset (presented under property, plant and equipment on the consolidated statement of financial position) and a corresponding liability at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.
Assets and liabilities arising from a lease are initially measured on a present value basis. The lease payments are discounted utilizing the implicit interest rate of the specific lease. If that rate cannot be readily determined, the Company’s incremental borrowing rate is used, being the rate that the Company would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.
Payments associated with short-term leases (12 months or less) and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss.
s)
Share-based compensation

Share option plan
The Company offers a share option plan to its directors, officers, employees and consultants. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. Fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized over the tranche’s vesting period by increasing contributed surplus based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually, with any impact being recognized immediately.
Any consideration paid on exercise of share options is credited to share capital. The contributed surplus resulting from share-based compensation is transferred to share capital when the options are exercised.

Osisko Development Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)
3.
Significant Accounting Policies (Continued)

Deferred and restricted share units
The Company offers a deferred share units (“DSU”) plan to its directors and a restricted share units (“RSU”) plan to its officers and employees. DSU may be granted to directors and RSU may be granted to employees and officers as part of their respective long-term compensation package, entitling them to receive a payment in the form of common shares, cash (based on the Company’s share price at the relevant time) or a combination of common shares and cash, at the sole discretion of the Company. The fair value of the DSU and RSU granted to be settled in common shares is measured on the grant date and is recognized over the vesting period under contributed surplus with a corresponding charge to share-based compensation. A liability for the DSU and RSU to be settled in cash is measured at fair value on the grant date and is subsequently adjusted at each statement of financial position date for changes in fair value. The liability is recognized over the vesting period with a corresponding charge to share-based compensation.
t)
Revenue recognition

Revenues generated from sale of metals is recognized when the Company satisfies the performance obligations associated with the sale. Typically, this is accomplished when control over the metals are passed from the Company to the buyer. Primary factors that indicate the point in time when control has passed to the buyer includes but is not limited to (a) the Company has transferred physical possession and legal title of the asset to the purchaser and (b) the Company has present right to payment.
u)
Contract Liability

Deferred revenue arises on upfront payments received by the Company in consideration for future commitments as specified in its streaming agreements (the “Contract Liability”).
The accounting for a streaming arrangement is dependent on the facts and terms of each agreement. The Company identified significant financing components related to its streaming agreements resulting from the difference in the timing of the upfront consideration received and the promised goods delivered. Interest expense on the Contract Liability (Note 18) is recognized in Mining interests and plant and equipment. The interest rate is determined based on the implicit rate in the streaming agreement at the date of inception. The initial consideration received from the streaming arrangements is considered variable, subject to changes in the total gold and silver ounces to be delivered in the future. Changes to variable consideration will be reflected in the consolidated statement of loss.
At each financial reporting date, the Company accrues interest on the financing component of the Contract Liability. The interest accrued increases the balance of the Contract Liability with an offset charged to borrowing costs as part of Mining interests and plant and equipment. This interest accrual is not a contractual obligation but is intended to allocate the cost of the streaming agreements over the period it is outstanding. This accrual is a non-cash item and as such is not reported on the consolidated statement of cash flows. Upon commencement of production, the Contract Liability will be brought into revenue over the life of mine. Incremental costs directly attributable to obtaining a contract with a customer are capitalized as other non-current assets. Upon commencement of production, the other non-current assets will be expensed over the life of mine. Such costs are subject to impairment when the remaining amount of consideration to be received exceeds the costs that relate directly to providing the goods that have not been recognized as expenses.
v)
Earnings per share

The calculation of earnings per share (“EPS”) is based on the weighted average number of shares outstanding for each period. The basic EPS is calculated by dividing the profit or loss attributable to the equity owners of the Company by the weighted average number of common shares outstanding during the period.
The computation of diluted EPS assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on the income per share. The treasury stock method is used to determine the dilutive effect of the warrants, share options, DSU and RSU. When the Company reports a loss, the diluted net loss per common share is equal to the basic net loss per common share due to the anti-dilutive effect of the outstanding warrants, share options, DSU and RSU.
w)
Segment reporting

The operating segments are reported in a manner consistent with the internal reporting provided to the Chief Executive Officer (“CEO”) who fulfills the role of the chief decision-maker. The CEO is responsible for allocating resources and assessing performance of the Company’s operating segments. The Company manages its business by the exploration, evaluation and development activities of its projects.

Osisko Development Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)
4.
New accounting standards and amendments

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. The Company is currently evaluating the impact of these standards and does not expected the impact to be material on the Company’s current or future reporting periods.
5.
Critical accounting estimates and judgements

The preparation of financial statements in conformity with IFRS requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company also makes estimates and assumptions concerning the future. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.
Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
Critical accounting estimates and assumptions
Mineral reserves and resources
Mineral reserves are estimates of the amount of minable ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserve and mineral resources based on information compiled by Qualified Persons as defined by Canadian Securities Administrators National Instrument 43-101, Standards for Disclosure of Mineral Projects. Such information includes geological data on the size, depth and shape of the mineral deposit, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves or resources is based upon factors such as estimates of commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade that comprise the mineral reserves or resources. Changes in the mineral reserve or mineral resource estimates may impact the carrying value of mineral properties and deferred development costs, property, plant and equipment, provision for site reclamation and closure, recognition of deferred income tax assets and depreciation and amortization charges.
Impairment of exploration and evaluation assets, mining interests and plant and equipment
The Company’s accounting policy for exploration and evaluation expenditure results in certain items being capitalized. This policy requires management to make certain estimates and assumptions as to future events and circumstances, in particular whether an economically viable extraction operation can be established. Any such estimates and assumptions may change as new information becomes available. If, after having capitalized the expenditure, a judgement is made that recovery of the expenditure is unlikely, the relevant capitalized amount will be written off to the consolidated statement of loss.
Development activities commence after project sanctioning by senior management. Judgement is applied by management in determining when a project has reached a stage at which economically recoverable reserves or resources exist such that development may be sanctioned. In exercising this judgement, management is required to make certain estimates and assumptions similar to those described above for capitalized exploration and evaluation expenditure. Such estimates and assumptions may change as new information becomes available. If, after having started the development activity, a judgement is made that a development asset is impaired, the appropriate amount will be written off to the consolidated statement of loss.
The Company’s recoverability of its recorded value of its exploration and evaluation assets, mining interests and plant and equipment is based on market conditions for metals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.
At each reporting date, the Company evaluates each mining property and project on results to date to determine the nature of exploration, other assessment and development work that is warranted in the future. If there is little prospect of future work on a property or project being carried out within a prolonged period from completion of previous activities, the deferred expenditures related to that property or project are written off or written down to the estimated amount recoverable unless there is persuasive evidence that an impairment allowance is not required.
The recoverable amounts of exploration and evaluation assets, mining interests and plant and equipment are determined using the higher of value in use or fair value less costs of disposal. Value in use consists of the net present value of future cash flows expected to be derived from the asset in its current condition based on observable data. The calculations use cash flow projections based on financial budgets approved by management. These cash flow projections are based on expected recoverable ore reserves, grade per ounce, recovery rates, selling prices of metals and operating costs. Fair value less costs of disposal consist of the expected sale price (the amount that a market participant would pay for the asset) of the asset net of transaction costs.

Osisko Development Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)
5.
Critical accounting estimates and judgements (Continued)

The Company may use other approaches in determining the fair value which may include estimates related to (i) dollar value per ounce of mineral reserve/resource; (ii) cash-flow multiples; (iii) market capitalization of comparable assets; and (iv) comparable sales transactions. Any changes in the quality and quantity of recoverable ore reserves, expected selling prices and operating costs could materially affect the estimated fair value of mining interests, which could result in material write-downs or write-offs in the future.
The recent market conditions, industry cost pressures and current inflationary environment are considered as indicators of impairment, among other facts and circumstances and, accordingly, management of Osisko Development performed an impairment assessment on all its projects. The Company tested its Cash Generating Units (CGU), for impairment, and determined the recoverable amounts exceeded the carrying amounts. The Company’s assessments reflected a number of significant management assumptions and estimates relating to future cash flows projections and discount rate. Changes in these assumptions could impact the Company’s conclusion in future reporting.
Provision for environmental rehabilitation
Provision for environmental rehabilitation is based on management best estimates and assumptions, which management believes are a reasonable basis upon which to estimate the future liability, based on the current economic environment. These estimates take into account any material changes to the assumptions that occur when reviewed regularly by management and are based on current regulatory requirements. Significant changes in estimates of discount rate, contamination, rehabilitation standards and techniques will result in changes to the provision from period to period. Actual reclamation and closure costs will ultimately depend on future market prices for the costs which will reflect the market condition at the time the costs are actually incurred. The final cost of the rehabilitation provision may be higher or lower than currently provided for.
Accounting for streaming arrangements
The Company entered into stream agreements on November 20, 2020 and September 26, 2022 (Note 18). The classification of the deposit as a contract liability is a key judgment and is based on the expected delivery of the Company’s future production. Management exercised judgment in applying the accounting standard IFRS 15 Revenue from contracts with customers. To determine the transaction price for the stream agreement, the Company made estimates with respect to the estimated timing and value of future deliveries in order to determine the interest implicit rate for each agreement.
Inventory measurement — stockpiles
Management’s experts use judgment to determine the quantity of metal contained in stockpiles by estimating the ore grade and volume. The stockpiles inventory value is management’s best estimate given the information obtained by independent experts at the balance sheet date. Significant changes in the grade or volume of the stockpile could materially affect the estimated value of the stockpiles, which could result in material write-offs in the future.
Critical judgements in applying the Company’s accounting policies
Going Concern
The assessment of the Company’s ability to continue as a going concern involves judgment as it relies on the company’s estimation of future cash flows for the 12 month period from the financial statement date, and the availability of funds to meet those cash flow requirements. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events and budgeted expenditures (approved by the Board) that are believed to be reasonable under the circumstances.
Business combinations
The assessment of whether an acquisition meets the definition of a business, or whether assets are acquired is an area of key judgement. The assumptions and estimates with respect to determining the fair value of assets acquired and liabilities assumed, and exploration and evaluation properties, generally requires a high degree of judgement. Changes in the judgements made could impact the amounts assigned to assets and liabilities.
Investee — significant influence
The assessment of whether the Company has a significant influence over an investee requires the use of judgements when assessing factors that could give rise to a significant influence. Factors which could lead to the conclusion of having a significant influence

Osisko Development Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)
5.
Critical accounting estimates and judgements (Continued)

over an investee include, but are not limited to, ownership percentage; representation on the board of directors; participation in the policy-making process; material transactions between the investor and the investee; interchange of managerial personnel; provision of essential technical information; and potential voting rights.
Changes in the judgements used in determining if the Company has a significant influence over an investee would impact the accounting treatment of the investment in the investee.
Impairment of investments in associates
The Company follows the guidance of IAS 28 Investments in Associates and Joint Ventures to assess whether there are impairment indicators which may lead to the recognition of an impairment loss with respect to its net investment in an associate. This determination requires significant judgement in evaluating if a decline in fair value is significant or prolonged, which triggers a formal impairment test. In making this judgement, the Company’s management evaluates, among other factors, the duration and extent to which the fair value of an investment is less than its carrying amount, the volatility of the investment and the financial health and business outlook for the investee, including factors such as the current and expected status of the investee’s exploration projects and changes in financing cash flows.
Impairment of exploration and evaluation assets
Assessment of impairment of exploration and evaluation assets (including exploration and evaluation assets under a farm-out agreement) requires the use of judgements when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test on the Company’s exploration and evaluation assets. Factors which could trigger an impairment review include, but are not limited to, an expiry of the right to explore in the specific area during the period or will expire in the near future, and is not expected to be renewed; substantive exploration and evaluation expenditures in a specific area is neither budgeted nor planned; exploration for and evaluation of mineral resources in a specific area have not led to the discovery of commercially viable quantities of mineral resources and the Company has decided to discontinue such activities in the specific area; sufficient data exists to indicate that, although a development in a specific area is likely to proceed, the carrying amount of the assets is unlikely to be recovered in full from successful development or by sale; significant negative industry or economic trends; interruptions in exploration and evaluation activities by the Company; and a significant change in current or forecast commodity prices.
Changes in the judgements used in determining the fair value of the exploration and evaluation assets could impact the impairment analysis.
Taxes recoverable
The Company incurs significant expenditures on which sales and indirect taxes (Canada and USA) and value-added taxes (Mexico) is paid. The Company can claim a 100% refund of taxes paid on allowable expenditure.
As a result of the Company’s limited operating history, management currently estimates 100% collectability of the taxes receivable balances and anticipates the collection within 12 months in Canada and USA, and 36 months in Mexico of incurring the associated expenditure once the Company begins with the refund process. It is possible however, that the refund requests may be delayed, reduced or denied by the respective taxation authorities. Management assesses collectability and classification of the asset at each reporting period.
Deferred income tax assets
Management continually evaluates the likelihood that it is probable that its deferred tax assets will be realized. This requires management to assess whether it is probable that sufficient taxable income will exist in the future to utilize these losses within the carry-forward period. By its nature, this assessment requires significant judgement.
6.
Acquisition of Tintic Consolidated Metals LLC

On May 27, 2022, the Company completed its previously announced acquisition of Tintic Consolidated Metals LLC, which owns the producing Trixie test mine, as well as mineral claims in central Utah’s historic Tintic Mining District (the “Tintic Transaction”).
Under the terms of the Tintic Transaction, the Company funded the acquisition through:
(i)
the issuance of 12,049,449 common shares of Osisko Development;

(ii)
aggregate cash payments of approximately US$58.7 million ($74.7million)

Osisko Development Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)
6.
Acquisition of Tintic Consolidated Metals LLC (Continued)

(iii)
the issuance of an aggregate of 2% NSR royalties, with a 50% buyback right in favour of Osisko Development exercisable within five years;

(iv)
US$12.5 million in deferred payments ($15.9 million); and

(v)
the granting of certain other contingent payments, rights and obligations.

During the year ended December 31, 2022, transaction costs related to the acquisition were expensed under general and administrative expenses and amounted to approximately $6.4 million for the year. The total consideration paid amounted to approximately US$156.6 million ($199.5 million).
In accordance with IFRS 3, Business Combinations, a business combination is a transaction in which an acquirer obtains control of a business which is defined as an integrated set of activities and assets that is capable of being conducted and managed to provide a return to investors. For an integrated set of activities and assets to be considered a business, the set needs to contain inputs, and processes. The acquisition of Tintic meets the definition of a business combination as Tintic generates revenues and has processes. Consequently, the transaction has been recorded as a business combination.
The table below presents the purchase price allocation for the acquisition:
Consideration paid	$
Issuance of 12,049,449 common shares of Osisko Development	109,656
Cash	63,881
Convertible instruments (i)	10,827
Fair value of deferred consideration of US$12.5 million	13,414
Fair value of other contingent payments, rights and obligations	1,695
199,473

(i)
Represents the convertible instruments amounting to US$8.5 million ($10.8 million) issued to the sellers prior to the closing of the Tintic Transaction, which were part of the acquisition price.

Net assets acquired	$
Cash	871
Other current assets	1,834
Mining assets	169,175
Plant and equipment	13,054
Exploration and evaluation	38,508
Other non-current assets	1,735
Current liabilities	(1,322)
Non-current liabilities	(4,925)
Deferred income tax liability	(19,457)
199,473
For the year ended December 31, 2022, the revenues and net earnings (losses) of the acquiree included in the consolidated statement of loss amounted respectively to $22.7 million and $1.4 million.

Osisko Development Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)
7.
Cash

As at December 31, 2022 and 2021, the consolidated cash position was as follows:
	2022	2021
	$	$
Cash held in Canadian dollars	32,444	9,962
Cash held in U.S. dollars	54,242	15,810
Cash held in U.S. dollars (Canadian equivalent)	73,465	20,043
Cash held in Mexican Pesos	565	54,799
Cash held in Mexican Pesos (Canadian equivalent)	35	3,402
Total cash	105,944	33,407

8.
Amounts receivable

	2022	2021
	$	$
Trade receivables	1,777	499
Exploration tax credits	8,360	6,648
Sales taxes	889	803
Other	20	1
	11,046	7,951

9.
Inventories

	2022	2021
	$	$
Ore in stockpiles	5,943	4,194
Tailings	2,616	—
Gold-in-circuit inventory	4,451	8,638
Refined precious metals	37	1,113
Supplies and other	4,594	4,651
Total inventories	17,641	18,596
Refined precious metals, gold-in-circuit and ore in stockpiles are measured at the lower of weighted average production cost and net realizable value. Net realizable value is calculated as the difference between the estimated selling price and estimated costs to complete processing into a saleable form plus variable selling expenses. Production costs include the cost of materials, labour, mine site production overheads and depreciation to the applicable stage of processing

Osisko Development Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)
10.
Investments in associates & other investments

Investments in associates
	2022	2021
	$	$
Balance – Beginning of year	12,964	9,636
Acquisitions	—	1,748
Exercise of warrants	—	1,437
Transfer to Other investments	(15,344)	—
Share of loss and comprehensive loss, net	(641)	(1,703)
Net gain on ownership dilution	—	1,846
Gain on deemed disposal(i)	11,854	—
Balance – End of year	8,833	12,964

(i)
In 2022, the gain on deemed disposal is related to an investment in an associate that was transferred to other assets as the Company has considered that it has lost its significant influence over the investee.

Other investments
	2022	2021
	$	$
Fair value through profit or loss (warrants & convertible loan)
Balance – Beginning of year	6,952	1,892
Acquisitions	4,438	6,915
Exercises	(117)	(1,122)
Acquisition of Tintic (Note 6)	(10,827)	—
Change in fair value	(480)	(733)
Foreign exchange	52	—
Balance – End of year	18	6,952
Fair value through other comprehensive income (shares)
Balance – Beginning of year	42,564	98,616
Acquisitions	329	2,850
Disposals	(22,585)	(43,055)
Change in fair value	(1,849)	(15,847)
Transfer from associates	15,342	—
Balance – End of year	33,801	42,564
Total	33,819	49,516
Other investments comprise of common shares and warrants, almost exclusively from Canadian publicly traded companies.

Osisko Development Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)
11.
Mining interests

	2022	2021
	$	$
Cost – Beginning of year	475,621	385,802
Acquisition of Tintic	169,175	—
Additions	49,297	136,492
Mining tax credit	(6,404)	(1,585)
Asset retirement obligation	9,248	19,522
Depreciation capitalized	1,141	4,136
Share-based compensation capitalized	530	2,127
Transfers	—	(11,221)
Impairment	(140,000)	(58,417)
Other adjustments	5,579	585
Currency translation adjustments	19,482	(1,820)
Cost – End of year	583,669	475,621
Accumulated depreciation – Beginning of year	—	—
Depreciation	2,964	—
Currency translation adjustments	226	—
Accumulated depreciation – End of year	3,190	—
Cost	583,669	475,621
Accumulated depreciation	(3,190)	—
Net book value	580,479	475,621
Osisko Gold Royalties Ltd (former parent) holds a 5% NSR royalty on the Cariboo and Bonanza Ledge properties, owned by Barkerville, and a 15% gold and silver stream on the San Antonio and Tintic properties. The Cariboo and Bonanza Ledge properties 5% NSR royalty is perpetual and is secured by a debenture on all of Barkerville movable and immovable assets, including Barkerville’s interest in the property and mineral rights, in an amount of not less than $150 million. The security shall be first ranking, subject to permitted encumbrances.
The recent market conditions, industry cost pressures and current inflationary environment were considered as indicators of impairment, among other facts and circumstances and, accordingly, management of Osisko Development performed an impairment assessment on all its projects. The Company tested its Cash Generating Units (CGU), for impairment, and two impairments were recorded during the year. The Company’s assessments reflected a number of significant management assumptions and estimates relating to future cash flows projections and discount rate. Changes in these assumptions could impact the Company’s conclusion in future reporting.
On September 30, 2022, an impairment charge of $81.0 million on the San Antonio gold project was recorded and the net assets of the San Antonio gold project were written down to its net estimated recoverable amount (including mining interest and property, plant and equipment) of $35.0 million which was determined by the value-in-use using a discounted cash-flows approach and reflected as an impairment of Mining Interests. The main valuation inputs used were the cash flows expected to be generated by the production and sale of gold from the San Antonio gold project over the estimated life of the mine, based on the expected long-term gold price per ounce costs inflation forecast and the pre-tax real discount rate of 19.9% applied to the cash flow projections. A sensitivity analysis was performed by management of Osisko Development for the long-term gold price and the pre-tax real discount rate, using reasonably possible changes to these key assumptions. If the long-term gold price per ounce applied to the cash flow projections had been 10% lower than management’s estimates, Osisko Development would have recognized an additional impairment charge of $35.0 million. If the pre-tax real discount rate applied to the cash flow projections had been 100 basis points higher than management’s estimates, Osisko Development would have recognized an additional impairment charge of $5.8 million.
On December 31, 2022, an impairment charge of $59 million on the Cariboo gold project was recorded and the net assets of the Cariboo gold project were written down to its net estimated recoverable amount (including mining interest and property, plant and equipment) of $435.7 million which was determined by the value-in-use using a discounted cash-flows approach and reflected as an impairment of Mining Interests. The main valuation inputs used were the cash flows expected to be generated by the production

Osisko Development Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)
11.
Mining interests (Continued)

and sale of gold from the Cariboo gold project over the estimated life of the mine, based on the expected long-term gold price per ounce costs inflation forecast and the pre-tax real discount rate of 12.6% applied to the cash flow projections. A sensitivity analysis was performed by management of Osisko Development for the long-term gold price and the pre-tax real discount rate, using reasonably possible changes to these key assumptions. If the long-term gold price per ounce applied to the cash flow projections had been 10% lower than management’s estimates, Osisko Development would have recognized an additional impairment charge of $193.0 million. If the pre-tax real discount rate applied to the cash flow projections had been 100 basis points higher than management’s estimates, Osisko Development would have recognized an additional impairment charge of $55.7 million.
12.
Property, plant and equipment

	Land and Buildings	Machinery and Equipment	Construction- in-progress	2022	2021
	$	$	$	$	$
Cost – Beginning of year	18,859	50,133	24,249	93,241	25,713
Acquisition of Tintic	7,594	5,460	—	13,054	—
Additions	2,265	22,675	4,469	29,409	58,153
Disposals	—	(1,351)	—	(1,351)	(166)
Write-off	(210)	(5,211)	(34)	(5,455)	(4,293)
Other adjustments	(896)	—	—	(896)	2,506
Transfers	—	5,945	(5,945)	—	11,221
Currency translation adjustments	368	2,557	982	3,907	107
Cost – End of year	27,980	80,208	23,721	131,909	93,241
Accumulated depreciation – Beginning of year	2,385	7,144	—	9,529	4,515
Depreciation	2,108	10,761	—	12,869	6,754
Disposal	—	(192)	—	(192)	—
Other adjustments	—	—	—	-	2,496
Write-off	—	(2,687)	—	(2,687)	(4,236)
Currency translation adjustments	(25)	719	—	694	—
Accumulated depreciation – End of year	4,468	15,745	—	20,213	9,529
Cost	27,980	80,208	23,721	131,909	93,241
Accumulated depreciation	(4,468)	(15,745)	—	(20,213)	(9,529)
Net book value	23,512	64,463	23,721	111,696	83,712
Property, plant and equipment includes right-of-use assets with a net carrying value of $3.8 million as at December 31, 2022 ($12.9 million as at December 31, 2021).

Osisko Development Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)
13.
Exploration and evaluation

	2022	2021
	$	$
Net book value – Beginning of year	3,635	41,870
Acquisition of Tintic	38,508	—
Additions	10,786	3,783
Depreciation capitalized	80	—
Impairment	—	(42,018)
Other adjustments	(460)	—
Currency translation adjustments	2,577	—
Net book value – End of year	55,126	3,635
Cost	155,333	103,842
Accumulated impairment	(100,207)	(100,207)
Net book value – End of year	55,126	3,635

14.
Other assets

	2022	2021
	$	$
Taxes recoverable(1)	17,467	11,371
Reclamation Deposits	16,761	1,103
Other	2,766	3,777
	36,994	16,251

(1)
Relates to value-added tax recoverable generated from the Company’s operations in Mexico. These amounts are non-interest bearing and are generally settled within 36 months from the date the refunds are submitted to the authorities. For the year ended December 31, 2022, no provision expense was recorded on VAT receivables (2021: nil).

15.
Accounts payable and accrued liabilities

	2022	2021
	$	$
Trade payables	18,057	11,756
Other payables	5,005	5,335
Income taxes payable	716	65
Accrued liabilities	7,328	7,961
	31,106	25,117

Osisko Development Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)
16.
Long-term debt

	2022	2021
	$	$
Balance – Beginning of year	3,764	—
Additions- mining equipment financing	17,772	4,015
Repayment of liabilities	(4,860)	(251)
Currency translation adjustments	243	—
Balance – End of year	16,919	3,764
Current long-term debt	4,663	1,610
Non-current long-term debt	12,256	2,154
	16,919	3,764
The Company financed a portion of the mining equipment acquisitions with third parties. The loans are guaranteed by the mining equipment and are payable in monthly instalments over the following periods:
	Less than 1 year	1 – 2 years	3 – 4 years
	$	$	$
Total payments	4,662	11,734	523

17.
Lease liabilities

	2022	2021
	$	$
Balance – Beginning of year	9,866	2,035
Acquisition of Tintic	325	—
Additions	1,328	13,576
Repayment of liabilities	(6,945)	(5,745)
Lease modifications and extinguishment	(2,418)	—
Currency translation adjustments	14	—
Balance – End of year	2,170	9,866
Current liabilities	1,208	8,104
Non-current liabilities	962	1,762
	2,170	9,866

18.
Contract liability

On November 20, 2020, the Company’s wholly owned subsidiary Sapuchi completed a gold and silver stream agreement with Osisko Bermuda Ltd, a subsidiary of Osisko Gold Royalties for US$15.0 million ($19.1 million). An amount of US$10.5 million was contributed in November 2020 and the remaining US$4.5 million was paid in February 2021.
Under the terms of the stream agreement, Osisko Bermuda Ltd will purchase 15% of the payable gold and silver from the San Antonio gold project at a price equal to 15% of the daily per ounce gold and silver market price. The initial term of the stream agreement is for 40 years and can be renewed for successive 10-year periods. The stream is also secured with (i) a first priority lien in all of the collateral now owned or hereafter acquired; (ii) a pledge by Osisko Development of its shares of Sapuchi Minera Holdings Two B.V. and (iii) a guarantee by Osisko Development. The interest rate used to calculate the accretion on the contract liability’s financing component is 24%.
On September 26, 2022, Tintic completed a metals stream agreement with Osisko Bermuda Ltd, for US$20 million ($26.1 million).
Under the terms of the stream agreement, Osisko Bermuda Ltd will receive 2.5% of the refined metal production from Tintic until 27,150 ounces of refined gold have been delivered, and thereafter Osisko Bermuda Ltd will receive 2.0% of the refined metal

Osisko Development Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)
18.
Contract liability (Continued)

production from Tintic. Osisko Bermuda Ltd will make ongoing cash payments to Tintic equal to 25% of the applicable spot metal price on the business day immediately preceding the date of delivery for each ounce of refined metal delivered pursuant to the stream agreement. The interest rate used to calculate the accretion on the contract liability’s financing component is 5%.
The movement of the contract liability is as follows:
	2022	2021
	$	$
Balance – Beginning of year	24,820	14,007
Deposits	26,112	5,652
Amortization of the contract	(2,792)	—
Accretion on the contract liability’s financing component	7,377	5,169
Cumulative catch-up adjustment	(4,362)	507
Currency translation adjustment	4,038	(515)
Balance – End of year	55,193	24,820
Current liabilities	941	3,822
Non-current liabilities	54,252	20,998
	55,193	24,820
Under IFRS 15, the stream agreements are considered to have a significant financing component. The Company therefore records notional non-cash interest, which is subject to capitalization into Mining interests, as borrowing costs.
19.
Flow-through shares liability

	2022	2021
	$	$
Balance – Beginning of year	914	—
Deferred premium on flow-through shares issued, net of share issue costs	—	7,885
Recognition of deferred premium on flow-through share	(914)	(6,971)
Balance – End of year	—	914
As at December 31, 2022, the balance remaining of qualified Canadian exploration expenses to be spent is $nil.
20.
Environmental rehabilitation provision

	2022	2021
	$	$
Balance – Beginning of year	53,236	34,601
Acquisition of Tintic	4,599	—
New liabilities	22,353	20,433
Revision of estimates	(5,637)	(1,457)
Accretion expense	3,223	1,192
Settlement of liabilities / payment of liabilities	(3,409)	(1,240)
Currency translation adjustment	1,405	(293)
Balance – End of year	75,770	53,236
Current liabilities	9,738	2,287
Non-current liabilities	66,032	50,949
	75,770	53,236

Osisko Development Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)
20.
Environmental rehabilitation provision (Continued)

The environmental rehabilitation provision represents the legal and contractual obligations associated with the eventual closure of the Company’s mining interests, property, plant and equipment and exploration and evaluation assets. As at December 31, 2022, the estimated inflation-adjusted undiscounted cash flows required to settle the environmental rehabilitation amounts to $87 million. The weighted average actualization rate used is 3.88% and the disbursements are expected to be made between 2023 and 2030 as per the current closure plans.
21.
Share capital and warrants

Shares
Authorized:   unlimited number of common shares, without par value
Issued and fully paid:   75,629,849 common shares
The common shares outstanding presented have been adjusted to reflect the effect of the 3:1 share consolidation that took place on May 4, 2022. Common share, warrants and per share amounts have been adjusted for the 3:1 share consolidation unless noted otherwise.
2022 Brokered private placement
On March 2, 2022, the Company completed a brokered private placement issuing 9,525,850 brokered units at a price of $4.45 for gross proceeds of $42.4 million (the “Brokered Units”) and 13,732,900 brokered subscription receipts at a price of $4.45 for gross escrowed proceeds of $61.1 million (the “Brokered Subscription Receipts” and together with the Brokered Units, the “Brokered Private Placement”), on a pre-share consolidation basis. Each Brokered Unit is comprised of one common share and one warrant, with each warrant entitling the holder to purchase one additional common share at a price of $22.80 ($7.60 pre-share consolidation) per common share for a period of 5 years following the closing date of the Brokered Private Placement. On May 30, 2022, Brokered Subscription Receipt holders received one Brokered Unit for each Brokered Subscription Receipt, upon the Company satisfying all conditions precedent to the Tintic acquisition (the “Brokered Escrow Release Condition”). Total common share and warrants issued under the Brokered Private Placement on a post share consolidation basis amount each to 7,752,917. Issuance costs related to the Brokered Units issued amounted to $3.5 million and have been allocated against the common shares and warrants issued. The fair value of the warrants issued was evaluated using the residual method and were valued at $1.6 million, net of issuance costs.
2022 Non-Brokered private placements
The Company completed three tranches of a non-brokered private placement, issuing non-brokered subscription receipts at a price of US$3.50 (“Non-Brokered Subscription Receipts”) (i) the first tranche closed on March 4, 2022 issuing 24,215,099 Non-Brokered Subscription Receipts for gross proceeds of US$84.8 million (CA$108 million) (ii) the second tranche closing on March 29, 2022 issuing 9,365,689 Non-Brokered Subscription Receipts for gross proceeds of US$32.8 million (CA$41.8 million), and (iii) the third tranche closing on April 21, 2022 issuing 512,980 Non-Brokered Subscription Receipts for gross proceeds of US$1.8 million (CA$2.3 million) (collectively, the “Non-Brokered Private Placement”), on a pre-share consolidation basis.
On May 27, 2022, each Non-Brokered Subscription Receipt holder received one Unit, upon the listing of Osisko Development’s common shares on the NYSE (the “Non-Brokered Escrow Release Condition”). Each Unit is comprised of one common share and one common share purchase warrant, with each warrant entitling the holder to purchase one additional common share at a price of USD$18.00 (USD$6.00 pre-share consolidation) per common share for a period of 5 years from the date of issue (“Unit”). Total common share and warrants issued under the Non-Brokered Private Placement on a post share consolidation basis amount each to 11,363,933.
These warrants include an embedded derivative as they are exercisable in U.S. dollars and, therefore, fail the “fixed for fixed” requirements prescribed in IAS 32 Financial Instruments: presentation. As a result, they are classified as a liability and measured at fair value. Their value was estimated at $39.8 million on the issue date using the Black-Scholes model and they are presented as a non-current liability on the consolidated statement of financial position. The liability is revalued at its estimated fair value using the Black-Scholes model at the end of each reporting period, and the variation in the fair value is recognized on the consolidated statements of loss under other gains (losses), net. All securities issued under the Non-brokered Private Placement are subject to a hold period expiring four months and one day from the closing date.
For the year ended December 31, 2022, the Company recognized an unrealized gain of $25 million on the fair value adjustment of the warrant liability respectively. Issuance costs allocated to common shares amounted to $2.8 million. For the year ended December 31, 2022, the Company recorded in other income in the consolidated statement of loss $1 million of issuance costs allocated to the warrants.

Osisko Development Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)
21.
Share capital and warrants (Continued)

In absence of quoted market prices, the valuation of the warrants exercisable in USD, when granted and re-measured at fair value is determined by the Black-Scholes option pricing model based on the following range of assumptions:
	May 27, 2022	December 31, 2022
Dividend per share	—	—
Expected volatility	69%	69%
Risk-free interest rate	4%	2.7%
Expected life	4.4 years	5 years
Share price USD	$4.30	$7.15
2021 Non-brokered private placement
In January and February 2021, Osisko Development closed the first and final tranches respectively of a non-brokered private placement for 3,620,732 units of Osisko Development at a price of $7.50 per unit (or the Canadian dollar equivalent of US$5.75 per unit) for aggregate gross proceeds of approximately $79.8 million, on a pre-share consolidation basis. Each unit consists of one common share of Osisko Development and one-half of one common share purchase warrant of Osisko Development, with each whole warrant entitling the holder thereof to acquire one common share of Osisko Development at a price of $30.00 per share ($10.00 per share pre-consolidation) (or the prevailing U.S. dollar equivalent at the time of exercise) on or prior to December 1, 2023. Share issue expenses related to this private placement amounted to $1.1 million.
2021 Flow-Through and Charity Flow-Through financing
In March 2021, the Company closed a bought deal private placement of: (i) 2,055,742 flow-through shares (“FT Shares”) of the Company at a price of $9.05 per FT Shares; and (ii) 1,334,500 charity flow-through shares of the Company (“Charity FT Shares”) at a price of $11.24 per Charity FT Share, for aggregate gross proceeds of $33.6 million, on a pre-share consolidation basis. The carrying value of the FT shares and the Charity FT shares is presented net of the liability related to the premium on FT shares of $7.9 million, which was recorded at the date of the issuance of the FT shares and the Charity FT shares. Share issue expenses related to this private placement amounted to $1.5 million.
Employee Share Purchase Plan
The Company offers an employee share purchase plan to its employees. Under the terms of the plan, the Company contributes an amount equal to 60% of the eligible employee’s contribution towards the acquisition of common shares from treasury on a quarterly basis. Under this plan, no employee shall acquire common shares which exceed 10% of the issued and outstanding common shares of the issuer at the time of the purchase of the common shares.
Warrants
The following table summarizes the Company’s movements for the warrants outstanding:
	December 31, 2022		December 31, 2021
	Number of Warrants(i)	Weighted average exercise price	Number of Warrants(i)	Weighted average exercise price
		$		$
Balance – Beginning of period	4,929,791	30.00	3,119,508	30.00
Issued – Brokered private placement	7,752,917	22.80	—	—
Issued – Non-brokered private placement(ii)	11,363,932	13.53	1,810,283	30.00
Warrants Expired	(4,929,791)	30.00	—	—
Balance – End of period	19,116,849	17.29	4,929,791	30.00

The warrants have a maturity date of March 2, 2027.
(i)
The number of warrants presented have been adjusted to reflect the effect of the 3:1 share consolidation that took place on May 4, 2022.

Osisko Development Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)
21.
Share capital and warrants (Continued)

(ii)
Exercise price of warrants issued in non-brokered private placement is in USD.

22.
Share-based compensation

Share options
The Company offers a share option plan to directors, officers, management, employees and consultants.
The following table summarizes information about the movement of the share options outstanding under the Company’s plan:
	December 31, 2022		December 31, 2021
	Number of options(i)	Weighted average exercise price	Number of options(i)	Weighted average exercise price
		$		$
Balance – Beginning of period	697,841	21.21	399,697	22.86
Granted	1,245,400	6.43	335,176	19.40
Forfeited	(130,791)	14.74	(37,032)	22.66
Balance – End of period	1,812,450	11.52	697,841	21.21
Options exercisable – End of period	205,229	21.32	—	—

(i)
The number of options presented have been adjusted to reflect the effect of the 3:1 share consolidation that took place on May 4, 2022.

The following table summarizes the share options outstanding as at December 31, 2022:
	Options outstanding
Grant date	Number(i)	Exercise price	Weighted average remaining contractual life (years)
		$
December 22, 2020	336,131	22.86	2.98
February 5, 2021	10,533	24.30	3.10
June 23, 2021	167,585	21.30	3.48
August 16, 2021	48,276	16.89	3.62
November 12, 2021	53,125	16.20	3.87
June 30, 2022	871,300	6.49	4.50
November 18, 2022	325,500	6.28	4.88
	1,812,450	11.52	4.14
The number of options presented have been adjusted to reflect the effect of the 3:1 share consolidation that took place on May 4, 2022.

Osisko Development Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)
22.
Share-based compensation (Continued)

The options, when granted, are accounted for at their fair value determined by the Black-Scholes option pricing model based on the vesting period and on the following weighted average assumptions:
	December 31, 2022	December 31, 2021
Dividend per share	—	—
Expected volatility	64%	66%
Risk-free interest rate	3.3%	0.9%
Expected life	47 months	45 months
Weighted average share price	$6.43	$19.40
Weighted average fair value of options granted	$3.27	$9.49
The expected volatility is estimated by benchmarking with companies having businesses similar to Osisko Development. The historical volatility of the common share price of these companies was used for benchmarking back from the date of grant and for a period corresponding to the expected life of the options.
The fair value of the share options is recognized as compensation expense over the vesting period. During the year ended December 31, 2022, the total share-based compensation related to share options granted under the Osisko Development’s plan amounted to $2.9 million ($1.1 million for the year ended December 31, 2021).
Deferred and restricted share units (“DSU” and “RSU”)
The following table summarizes information about the DSU and RSU movements:
	December 31, 2022		December 31, 2021
	DSU(i)	RSU	DSU(i)	RSU
Balance – Beginning of period	79,781	345,377	56,873	—
Granted	137,528	794,500	22,908	199,649
Replacement RSU granted(ii)	—	—	—	152,816
Settled	(10,883)	(49,118)	—	—
Forfeited	—	(36,565)	—	(7,088)
Balance – End of period(iii)	206,426	1,054,194	79,781	345,377
Balance – Vested	68,898	—	—	—

(i)
Unless otherwise decided by the board of directors of the Company, the DSU vest the day prior to the next annual general meeting and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company, to each director when he or she leaves the board or is not re-elected. The value of the payout is determined by multiplying the number of DSU expected to be vested at the payout date by the closing price of the Company’s shares on the day prior to the grant date. The fair value is recognized over the vesting period. On the settlement date, one common share will be issued for each DSU, after deducting any income taxes payable on the benefit earned by the director that must be remitted by the Company to the tax authorities.

(ii)
Following the launch of Osisko Development, Osisko Gold Royalties and Osisko Development mutually agreed that a pro-rata portion of the outstanding long-term equity incentive compensation awarded by Osisko Gold Royalties to their employees that transferred to Osisko Development would be exchanged for restricted shares units of Osisko Development (“Replacement RSU”) and the related Osisko Gold Royalties RSUs would be cancelled. Accordingly, on June 1, 2021, 458,450 Replacement RSU were granted to officers and employees who held Osisko Gold Royalties RSUs that were cancelled. The maturity date is the same as the maturity date of the corresponding Osisko Gold Royalties RSUs cancelled. Replacement RSUs are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company. The remaining RSUs granted vest and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company, three years after the grant date, one half of which depends on the achievement of certain performance measures.

(iii)
The number of DSU/RSU presented have been adjusted to reflect the effect of the 3:1 share consolidation that took place on May 4, 2022.

Osisko Development Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)
22.
Share-based compensation (Continued)

The total share-based compensation expense related to the Osisko Development’s DSU and RSU plans for the year ended December 31, 2022 amounted to $4 million ($1 million for the year ended December 31, 2021).
Based on the closing price of the common shares at December 31, 2022 ($5.77), and considering a marginal income tax rate of 53.3%, the estimated amount that Osisko Development is expected to transfer to the tax authorities to settle the employees’ tax obligations related to the vested RSU and DSU to be settled in equity amounts to $0.2 million (nil as at December 31, 2021) and to $3.9 million based on all RSU and DSU outstanding ($2.8 million as at December 31, 2021).
23.
Income taxes

(a)
Income tax expense

The income tax recorded in the consolidated statements of loss for the years ended December 31, 2022 and 2021 is presented as follows:
	2022	2021
	$	$
Current income tax Expense for the year	—	—
Current income tax expense	—	—
Deferred income tax
Origination and reversal of temporary differences	(63,178)	(33,018)
Change in unrecognized deductible temporary differences	63,051	20,417
Other	1,833	(370)
Deferred income tax (expense) recovery	(1,706)	(12,971)
Income tax (expense) recovery	(1,706)	(12,971)
The provision for income taxes presented in the consolidated statements of loss differs from the amount that would arise using the statutory income tax rate applicable to income of the entities, as a result of the following:
	2022	2021
	$	$
Loss before income taxes	(190,754)	(146,273)
Income tax provision calculated using the Canadian federal and provincial statutory income tax rate	(50,550)	(38,762)
Increase in income taxes resulting from:
Non-deductible expenses, net	(291)	653
(Non-deductible) non-taxable portion of capital losses, net	(8,202)	(185)
Share of equity associate loss	78	230
Change in unrecognized deferred tax assets	63,051	20,417
Differences in foreign statutory tax rates	(3,970)	(1,128)
Deferred premium on flow-through shares	810	(1,847)
Effect of flow-through shares renunciation	(1,052)	8,021
Other	1,832	(370)
Total income tax expense (recovery)	1,706	(12,971)
The 2022 and 2021 Canadian federal and provincial statutory income tax rate is 26.5%.

Osisko Development Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)
23.
Income taxes (Continued)

(b)
Deferred income taxes

The components that give rise to deferred income tax assets and liabilities are as follows:
	2022	2021
	$	$
Deferred tax assets:
Non-capital losses	929	—
Deferred and restricted share units	29	—
Other	8,209
Deferred tax assets	9,167	—
Deferred tax liabilities:
Property, Plant & Equipment	(3,873)	—
Stream Interest	(28,823)
Investments	—	(1,205)
Other	(45)
Deferred tax liability	(32,741)	(1,205)
Deferred tax liability, net	(23,574)	(1,205)
The 2022 movement for deferred tax assets and deferred tax liabilities may be summarized as follows:
	Dec. 31, 2021	Statement of income (loss)	Other comprehensive income	Translation adjustment	Business combination	Dec. 31, 2022
	$	$	$	$	$	$
Deferred tax assets:
Non-capital losses	—	937	—	(8)	—	929
Deferred and restricted share units	—	56	—	(2)	(25)	29
Other assets		5,053	—	116	3,040	8,209
				—	—	—
Deferred tax liabilities:				—	—	—
Investments	(1,205)	1,205	—	—	—	—
Stream interests	—	(6,429)	—	(1,040)	(21,354)	(28,823)
Property, Plant, & Equipment	—	(2,528)	—	(44)	(1,301)	(3,873)
Other Liabilities	—	—	—	(2)	(43)	(45)
	(1,205)	(1,706)	—	(980)	(19,684)	(23,574)

Osisko Development Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)
23.
Income taxes (Continued)

The 2021 movement for deferred tax assets and deferred tax liabilities may be summarized as follows:
	Dec. 31, 2020	Statement Of income (loss)	Equity	Other comprehensive income	Dec. 31, 2021
	$	$	$	$	$
Deferred tax assets:
Non-capital losses	510	(510)	—	—	—
Share and debt issue expenses	1,505	28	(1,533)	—	—
Deferred tax liabilities:
Exploration and evaluation assets	(8,188)	8,188	—	—	—
Investments	(8,126)	5,265	—	1,656	(1,205)
	(14,299)	12,971	(1,533)	1,656	(1,205)

(c)
Unrecognized deferred tax liabilities

The aggregate amount of taxable temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized as at December 31, 2022 is $28.2 million ($24 million as at December 31, 2021). No deferred tax liabilities are recognized on the temporary differences associated with investment in subsidiaries because the company controls the timing of reversal, and it is not probable that they will reverse in the foreseeable future.
(d)
Unrecognized deferred tax assets

As at December 31, 2022, the Company had temporary difference with a tax benefit of $128 million (2021 — $75.2 million) which are not recognized as deferred tax assets. The Company recognizes the benefit of tax attributes only to the extent of anticipated future taxable income that can be reduced by these tax attributes.
	2022	2021
	$	$
Non-capital losses carried forward	116,656	64,650
Mineral stream interests – Mexico	8,789	7,446
Unrealized losses on investments in associates	3,124	1,367
Other	156	1,694
	128,725	75,157

24.
Cost of sales and other operating costs

	2022	2021
	$	$
Salaries and benefits	17,624	3,392
Share-based compensation	294	—
Royalties	1,475	386
Contract Services	40,890	6,761
Raw materials and consumables	17,394	4,233
Operational overhead and write-downs	31,919	3,399
Depreciation	11,403	2,409
	120,999	20,580

Osisko Development Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)
25.
General and administrative expenses

	2022	2021
	$	$
Salaries and benefits	10,004	8,849
Share-based compensation	6,947	4,070
Insurance	2,878	1,478
Depreciation	167	121
Transaction costs (Note 6)	6,441	—
Legal and other consulting fees	3,426	2,186
Other administrative expenses	6,974	4,951
	36,837	21,655

26.
Other income, net

	2022	2021
	($)	($)
Interest income, net	1,776	773
Foreign exchange gain (loss)	9,148	(425)
Premium on flow-through shares	914	6,971
Gain on disposal of assets	—	153
Gain on disposal of investments (Note 10)	11,854	—
Revision of estimated provisions	—	4,403
Other	1,252	1,670
	24,944	13,545

27.
Loss per share

	2022	2021
	$	$
Net loss attributable to shareholders of the Company	(192,460)	(133,302)
Basic and diluted weighted average number of common shares outstanding	63,797,504	44,044,538
Net loss per share, basic and diluted	(3.02)	(3.03)
The weighted average basic and diluted shares outstanding for all the periods presented have been adjusted to reflect the effect of the 3:1 share consolidation that took place on May 4, 2022.
Excluded from the calculation of the diluted loss per share are all common share purchase warrants and stock options, as their effect would be anti-dilutive.
28.
Key Management

Key management includes directors (executive and non-executive) and the executive management team. The compensation paid or payable to key management for employee services is presented below:
	2022	2021
	$	$
Salaries and short-term employee benefits	5,440	4,726
Share-based compensation	5,757	4,073
Cost recoveries from associates	(330)	(579)
	10,867	8,220

Osisko Development Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)
28.
Key Management (Continued)

Key management employees are subject to employment agreements which provide for payments on termination of employment without cause or following a change of control providing for payments of between once to twice base salary and bonus and certain vesting acceleration clauses on restricted share units and share options.
29.
Supplementary cash flows information

	2022	2021
	$	$
Changes in non-cash working capital items
Decrease in amounts receivable	7,401	559
Decrease (Increase) in inventory	3,161	(13,075)
Increase in other current assets	(8,133)	(4,800)
Increase (Decrease) in accounts payable and accrued liabilities	(12,442)	(2,270)
	(10,013)	(19,586)

30.
Financial risks

The Company’s activities expose it to a variety of financial risks: market risks (including interest rate risk, foreign currency risk and other price risk), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s performance.
Risk management is carried out under policies approved by the Board of Directors. The Board of Directors provides principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, and credit risk, the use of derivative financial instruments and non-derivative financial instruments, and investment in excess liquidities.
(a) Market risks
(i)
Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates.
The Company’s interest rate risk on financial assets is primarily related to cash, which bear interest at variable rates. However, as these investments come to maturity within a short period of time, the impact would likely be not significant.
Financial liabilities are not exposed to interest rate risk since they are non interest-bearing liabilities or bear interest at a fixed rate.
(ii)
Foreign exchange risk

The Company is exposed to foreign exchange risk arising from currency volatility, primarily with respect to the US dollar. The Company holds balances in cash denominated in U.S. dollars and is therefore exposed to gains or losses on foreign exchange.
As at December 31, 2022 and 2021, the balances in U.S. dollars held by entities with a different functional currency were as follows:
	2022	December 31 2021
	$	$
Cash	54,242	15,810
Accounts receivable	921	1
Accounts payable	(7,425)	(2,920)
net exposure, in US dollars	47,738	12,891
Equivalent in Canadian dollars	64,656	16,342
Based on the balances as at December 31, 2022, a 5% fluctuation in the exchange rates on that date (with all other variables being constant) would have resulted in a variation of net earnings of approximately $3.2 million in 2022 ($3.2 million net of taxes).

Osisko Development Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)
30.
Financial risks (Continued)

(iii)
Commodity price risk

The price of gold has a significant influence on the Company’s business, results of operations and financial condition. Movements in the spot price of gold have a direct impact on the Company’s consolidated financial statements, as refined precious metals are sold at prevailing market prices. For the year ended December 31, 2022, the Company recognized $64 million in sales of refined precious metals. The Company will continue to monitor the level of sales and when prudent will adopt measures to mitigate its price exposure.
(iv)
Other price risk

The Company is exposed to equity price risk as a result of holding long-term investments in other exploration and development mining companies. The equity prices of long-term investments are impacted by various underlying factors including commodity prices. Based on the Company’s long-term investments held as at December 31, 2022, a 10% increase (decrease) in the equity prices of these investments would decrease (increase) the net loss by not a significant amount and the other comprehensive income (loss) by $2.8 million. Based on the Company’s long-term investments held as at December 31, 2021, a 10% increase (decrease) in the equity prices of these investments would decrease (increase) the net loss by $0.1 million and the other comprehensive income (loss) by $3.7 million for the year ended December 31, 2021.
(b) Credit risk
Credit risk is the risk that one party to a financial instrument will fail to discharge its obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash, amounts receivable and reclamation deposits. The Company reduces its credit risk by investing its cash in high interest savings accounts with Canadian regulated financial institutions and its reclamation deposits in guaranteed investments certificates issued by Canadian chartered banks.
The maximum credit exposure of the Company corresponds to the respective instrument’s carrying amount.
(c) Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet the obligations associated with its financial liabilities. The Company manages the liquidity risk by continuously monitoring actual and projected cash flows, taking into account the requirements related to its investment commitments, mining properties and exploration and evaluation assets and matching the maturity profile of financial assets and liabilities. The Board of Directors of the Company reviews and approves any material transaction out of the ordinary course of business, including proposals on mergers, acquisitions or other major investment or divestitures. As at December 31, 2022, cash is invested in interest savings accounts held with Canadian recognized financial institutions. As at December 31, 2022, all financial liabilities to be settled in cash or by the transfer of other financial assets are expected to be settled within 90 days, except for lease liabilities and long-term debt (note 16). For subsequent financings closed to support planned activities of the Company refer to note 35.
31.
Fair value of financial instruments

The following table provides information about financial assets and liabilities measured at fair value in the consolidated statements of financial position and categorized by level according to the significance of the inputs used in making the measurements.
Level 1 —
Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 —
Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3 —
Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

Osisko Development Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)
31.
Fair value of financial instruments (Continued)

	December 31, 2022
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements
Financial assets at fair value through profit or loss
Convertible loan receivable	—	—	—	—
Warrants on equity securities
Publicly traded mining exploration and development companies
Precious metals	—	—	18	18
Other minerals	—	—	—	—
Financial assets at fair value through other comprehensive loss
Equity securities
Publicly traded mining exploration and development companies
Precious metals	9,537	—	—	9,537
Other minerals	24,264	—	—	24,264
	33,801	—	18	33,819
	December 31, 2021
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements
Financial assets at fair value through profit or loss
Convertible loan receivable	—	—	6,339	6,339
Warrants on equity securities
Publicly traded mining exploration and development companies
Precious metals	—	—	571	571
Other minerals	—	—	42	42
Financial assets at fair value through other comprehensive loss
Equity securities
Publicly traded mining exploration and development companies
Precious metals	35,714	—	—	35,714
Other minerals	6,850	—	—	6,850
	42,564	—	6,952	49,516
During the period ended December 31, 2022 and 2021 there were no transfers among Level 1, Level 2 and Level 3.
Financial instruments in Level 1
The fair value of financial instruments traded in active markets is based on quoted market prices on a recognized securities exchange at the statement of financial position dates. The quoted market price used for financial assets held by the Company is the last transaction price. Instruments included in Level 1 consist primarily of common shares trading on recognized securities exchanges, such as the TSX or the TSX Venture.
Financial instruments in Level 2
The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on the Company’

Osisko Development Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)
31.
Fair value of financial instruments (Continued)

specific estimates. If all significant inputs required to measure the fair value of an instrument are observable, the instrument is included in Level 2. If one or more of the significant inputs are not based on observable market data, the instrument is included in Level 3.
Financial instruments in Level 3
Financial instruments classified in Level 3 include investments in private companies and warrants held by the Company that are not traded on a recognized securities exchange. At each statement of financial position date, the fair value of investments held in private companies is evaluated using a discounted cash-flows approach. The main valuation inputs used in the cash-flows models being significant unobservable inputs, these investments are classified in Level 3. The fair value of the investments in warrants is determined using the Black-Scholes option pricing model which includes significant inputs not based on observable market data. Therefore, investments in warrants are included in Level 3.
The following table presents the changes in the Level 3 investments (warrants and convertible loan) for the nine months ended December 31, 2022 and 2021:
	2022	2021
	$	$
Balance – Beginning of year	6,952	1,892
Acquisitions	4,438	6,915
Warrants exercised	(117)	(1,122)
Acquisition of Tintic (note 6)	(10,827)	—
Change in fair value – warrants exercised(i)	49	300
Change in fair value – expired(i)	(287)	(15)
Change in fair value – held at the end of the year(i)	(241)	(1,018)
Foreign exchange	51	—
Balance – End of year	18	6,952

(i)
Recognized in the consolidated statements of loss under other income, net.

The fair value of the financial instruments classified as Level 3 depends on the nature of the financial instruments.
The fair value of the warrants on equity securities of publicly traded mining exploration and development companies and the convertible debentures, classified as Level 3, is determined using the Black-Scholes option pricing model or discounted cash flows. The main non-observable input used in the model is the expected volatility. An increase/decrease in the expected volatility used in the models of 10% would lead to an insignificant variation in the fair value of the warrants as at December 31, 2022 and December 31, 2021.
Financial instruments not measured at fair value on the consolidated statements of financial position
Financial instruments that are not measured at fair value on the consolidated statement of financial position are represented by cash, trade receivables, amounts receivable from associates and other receivables, notes receivable, accounts payable and accrued liabilities and long-term debt. The fair values of cash, trade receivables, amounts receivable from associates and other receivables, accounts payable and accrued liabilities and short-term debt approximate their carrying values due to their short-term nature. The carrying value of the long-term debt approximates its fair value given that its interest rates are similar to the rates the Company would obtain under similar conditions at the reporting date.
32.
Related party transactions

During year ended December 31, 2022, the Company incurred expenses of $2.6 million ($3.5 million in 2021) for administrative, legal and technical expenses charged from associates, primarily reflected in the consolidated statement of loss.
During the year end December 31, 2022, the Company contributed a donation of $0.5 million to Barkerville Heritage Trust, where an officer of Osisko Development holds a position on the board of directors.
As of December 31, 2022, amounts receivable from associates amounted to $0.2 million ($0.1 million in 2021) and amounts payable to associates totalled $0.4 million ($0.3 million in 2021).

Osisko Development Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)
32.
Related party transactions (Continued)

On August 12, 2022, Tintic entered into a metals stream agreement with OBL, a subsidiary of Osisko Gold Royalties for total cash consideration of US$20 million ($26.1 million). The Stream was completed and funds were disbursed to the Company on September 26, 2022.
On December 31, 2022, the former parent Company, Osisko Gold Royalties (“OGR”) held an interest of 44.1% (compared to 75.1% as at December 31, 2021) in Osisko Development Corp. Effective on September 30, 2022, following certain changes made to OGR’s investment agreement with Osisko Development, it was determined that OGR was no longer in a position of control over Osisko Development.
33.
Segmented information

The chief operating decision-maker organizes and manages the business under geographic segments, being the acquisition, exploration and development of mineral properties.
The assets related to the exploration, evaluation and development of mining projects are located in Canada, in Mexico, and in the USA and are detailed as follows as at December 31, 2022 and 2021:
	December 31, 2022
	Canada	Mexico	USA	Total
	$	$	$	$
Other assets (non-current)	16,252	17,485	3,257	36,994
Mining interest	372,061	16,822	191,596	580,479
Property, plant and equipment	63,655	21,688	26,353	111,696
Exploration and evaluation assets	3,653	—	51,473	55,126
Total non-current assets	455,621	55,995	272,679	784,295
	December 31, 2021
	Canada	Mexico	USA	Total
	$	$	$	$
Other assets (non-current)	3,767	12,484	—	16,251
Mining interest	394,329	81,292	—	475,621
Property, plant and equipment	61,520	22,192	—	83,712
Exploration and evaluation assets	3,635	—	—	3,635
Total non-current assets	463,251	115,968	—	579,219

Osisko Development Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)
33.
Segmented information (Continued)

	Canada	Mexico	USA	Total
	$	$	$	$
For the year ended December 31, 2022
Revenues	21,648	19,620	22,778	64,046
Cost of sales	(21,648)	(19,620)	(15,375)	(56,643)
Other operating costs	(52,914)	(11,423)	(18)	(64,355)
General and administrative expenses	(31,297)	(2,829)	(2,711)	(36,837)
Exploration and evaluation	(515)	—	—	(515)
Impairment of assets	(59,000)	(81,000)	—	(140,000)
Segment operating loss	(143,726)	(95,252)	4,674	(234,304)
For the year ended December 31, 2021
Revenues	7,661	—	—	7,661
Cost of sales	(7,661)	—	—	(7,661)
Other operating costs	(12,919)	—	—	(12,919)
General and administrative expenses	(18,552)	(3,103)	—	(21,655)
Exploration and evaluation	(1,073)	(124)	—	(1,197)
Impairment of assets	(100,435)	(21,159)	—	(121,594)
Segment operating loss	(132,979)	(24,386)	—	(157,365)

34.
Commitments

The Company has the following commitments as of December 31, 2022:
	Total(1)	less than 1 year	1 – 2 years	3 – 4 years
Purchase obligations	4,593	4,593	—	—
Capital commitments	33,715	13,910	19,282	—
Total	38,308	18,503	19,282	—

(1)
The timing of certain capital payments are estimated based on the forecasted timeline of the projects. The majority of the commitments can be canceled at the discretion of the Company with little or no financial impact.

35.
Subsequent events

On March 2, 2023, the Company completed its previously announced bought deal public offering of an aggregate of 7,841,850 units of the Company (the “Units”) at a price of $6.60 per Unit, for aggregate gross proceeds of approximately $51.8 million (the “Offering”), including the full exercise of the over-allotment option. Each Unit is comprised of one common share of the Company (each, a “Common Share”) and one common share purchase warrant (each, a “Warrant”), with each Warrant entitling the holder thereof to purchase one additional Common Share at a price of $8.55 per Common Share for a period of 36 months following the date hereof, subject to adjustments.
On March 14, 2023, the Company announced that it has received the required approvals of the Company’s Board of Directors and made an application to the TSX Venture Exchange to reduce the exercise price of the common share purchase warrants issued in 2022 (the “Warrants”) under the following brokered and non-brokered private placements:

Osisko Development Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)
35.
Subsequent events (Continued)

Placement	Warrants Issued(1)(2)	Proposed Amendments(1)(2)
March 2, 2022 (Brokered Private Placement)
7,752,916 Warrants issued pursuant to a brokered private placement of units and subscription receipts of the Company, with each Warrant entitling the holder thereof to purchase one common share of the Company (each, a “Common Share”) at a price of C$22.80 per Common Share until March 2, 2027
Reduce the exercise price of the Warrants issued under the brokered private placement from C$22.80 to C$14.75 per Common Share
March 4, March 29 and April 21, 2022 (Non-Brokered Private Placements)
11,363,933 Warrants issued pursuant to a non-brokered private placement of subscription receipts, with each Warrant entitling the holder thereof to purchase one Common Share at a price of US$18.00 per Common Share until May 27, 2027
Reduce the exercise price of the Warrants issued under the non-brokered private placement from US$18.00 to US$10.70 per Common Share
The warrant amendment was completed on March 17, 2023.